Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

IJJI, Inc.
2033 GATEWAY PLACE #523
San Jose, CA 95110
https://gameflip.com

Up to $3,915,000.00 in Non-Voting Common Stock at $0.60
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: IJJI, Inc.
Address: 2033 GATEWAY PLACE #523, San Jose, CA 95110
State of Incorporation: DE
Date Incorporated: December 22, 2014

Terms:

Equity

Offering Minimum: $9,999.60 | 16,666 shares of Non-Voting Common Stock
Offering Maximum: $3,915,000.00 | 6,525,000 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $0.60
Minimum Investment Amount (per investor): $300.00

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives

Loyalty Bonus | 20% Bonus Shares

As you are a follower (as of 08/08/2025) or investor from Gameflip's Reg CF, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird Tier 1

Invest $500+ within the first 2 weeks, 20% bonus shares.

Early Bird Tier 2

Invest $1000+ within the first 2 weeks, 30% bonus shares.

Level Up Campaign Perks

Level Up Perk Tier 1

Invest $500+ between days 76-90 and receive 20% bonus shares.

Level Up Perk Tier 2

Invest $1000+ between days 76-90 and receive 30% bonus shares.

Amount-Based Perks

Tier 1

Invest $500+ and receive 4% bonus shares+ $25 Gameflip Credits.

Tier 2

Invest $1,000+ and receive 6% bonus shares+ $50 Gameflip Credits.

Tier 3

Invest $2,500+ and receive 8% bonus shares+ $125 Gameflip Credits.

Tier4

Invest $5,000+ and receive + 10% bonus shares + $250 Gameflip Credits.

Tier 5

Invest $10,000+ and receive 20% bonus shares+ $500 Gameflip Credits.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The

Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

IJJI, Inc. (Gameflip) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-voting Common Stock at $0.60 / share, you will receive 110 shares of Non-voting Common Stock, meaning you'll own 110 shares for $60. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail. Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Service Program Fee: For this offering, the issuer pays StartEngine Primary a fixed monthly Service Program Fee for investor outreach. Our representatives may contact investors and recommend this offering, and they may be compensated for that outreach. Any such compensation comes from the StartEngine Primary's existing placement fee and does not increase the investor's costs.

The Company and its Business

Company Overview

Company Overview

IJJI, Inc. ("Gameflip" or the " Company") is a digital commerce platform for global gamers. The Company is fully operational and has safely facilitated $180M+ in lifetime sales through our platform and generated $21M+ in lifetime revenue.

Team

The team is composed of experienced members in the technology and gaming industries, each with 10 to 20 years of start-up experience. The founders, JT and Terry, graduated from Stanford and have a track record of success, having previously built and sold Aeria Games, a Free-to-Play games publisher, to ProSieben, a top European media company.Past ventures do not guarantee Gameflip will have the same result and investors should not expect returns on investments.

Business Model

The Company employs a marketplace business model, generating revenue from both Buyers and Sellers for each completed transaction on its platform.

Revenue Streams

Buyer Purchase Fees = fixed fee ($1) + variable fee (6% to 7%)

Seller Commission = variable fee (12%)

Seller Cashout Fees = fixed fee ($1 to $2) + variable fee (1% to 3%)

Corporate Structure

The Company is a Corporation organized under the laws of the state of Delaware and incorporated in December of 2014. The Company has raised over $10 million from venture capitalists including Bullpen Capital, GoAhead Ventures, Lightbank and PlayNext.

The Company has one wholly-owned subsidiary, AdvanceClub, Inc., a Delaware Corporation. AdvanceClub, a product in the alpha stage, is an eLearning subscription platform for esports gamers powered by the Company's commerce platform. The Company shutdown the operations of AdvanceClub in Q2 of 2024 to focus on the growth of Gameflip.

Competitors and Industry

Competitors and Industry

According to research from Straits Research, the video games industry is forecasted to grow from $221B in 2024 to $424B in

2033, a CAGR of 6.5%.

Free-to-Play (F2P) games, where gamers play a game for free and purchase digital gaming items to enhance their gaming experience, is the dominant business within the video games industry, generating over 70% of total global revenue.

Sources:

https://venturebeat.com/2021/07/04/newzoo-game-market-will-hit-200b-in- 2024/

https://www.globenewswire.com/news-release/2024/10/08/2960033/0/en/Global-Gaming-Market-Size-to-Hit-USD-424-23-Billion-by-2033-Straits-Research.html

Competitors

The Company's competitors can be classified into 2 main categories, digital gaming marketplaces, and general marketplaces.

Digital Gaming Marketplaces

Examples include G2A, Kinguin, and G2G. These marketplaces generally focus on categories such as game codes, in-game currencies, and game accounts. Their technology platforms are limited because they don't support the fast-growing digital gaming assets category.

General Marketplaces

Examples include Amazon, eBay and Facebook. These marketplaces generally focus on a wide variety of categories such as fashion, mobile devices, automotive, health, home, crafts, games and more. These are established marketplaces for the mainstream audience.

In our opinion, when compared to the competitors, Gameflip has the most comprehensive technology platform that provides the simplest and safest commerce experience for mainstream gamers.

Current Stage and Roadmap

Current Stage

The Company's commerce platform is fully operational and available in the market, facilitating lifetime sales (GMV) of $180M+, demonstrating a strong appetite from its 7 million mainstream gamers and validating the product-market fit.

The Company's commerce platform was built to be both flexible and comprehensive by including these major features: account & profile management, payment in multiple currencies, fraud detection & prevention, real-time messaging & notifications, blockchain & web3 integration, and anytime accessibility with mobile apps and dispute management & resolution.

Future Roadmap

The Company's efforts over the next 12 months will be to expand its core commerce platform by investing in key initiatives including: Shopping Integration (Google, Facebook, Microsoft, TikTok), Product Catalog, Search Engine Optimization (SEO), Advanced Search, Customer Relationship Management (CRM) and Advanced Seller Tools.

The Team

Officers and Directors

Name: Tuan Nguyen

Tuan Nguyen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder, CEO, Director and principal accounting officer
  Dates of Service: January, 2015 - Present
  Responsibilities: Oversees the overall strategy and operations of the Company. His salary is $180k per year and he owns 7.6% of the Company including shares and stock options. He functions as the Company's principal accounting officer.

Name: Terry Ngo

Terry Ngo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder and CTO
  Dates of Service: January, 2015 - Present
  Responsibilities: Oversees the overall technology and product development of the Company. His salary is $180k per year and he owns 7.6% of the Company including shares and stock options.

Other business experience in the past three years:

- Employer: AdvanceClub
  Title: Founder & CTO
  Dates of Service: January, 2020 - Present
  Responsibilities: Responsible for all product and technical strategy, planning, development and operations.

Name: Lan Hoang

Lan Hoang's current primary role is with PlayNext. Lan Hoang currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board
  Dates of Service: January, 2015 - Present
  Responsibilities: Advises on the strategy of the Company. He does not receive a salary and owns 1.0% of the company on a fully diluted basis including shares and stock options.

Other business experience in the past three years:

- Employer: PlayNext
  Title: Co-founder and CEO
  Dates of Service: January, 2014 - Present
  Responsibilities: Oversees overall strategy and investments

Other business experience in the past three years:

- Employer: Game Changer
  Title: Co-Founder & Board Member
  Dates of Service: January, 2017 - Present
  Responsibilities: Game Changer, www.gamechanger.ai, is a marketing and influencer platform, focusing mainly on the gaming industry.

Other business experience in the past three years:

- Employer: TalentHub
  Title: Co-Founder and Board Member
  Dates of Service: January, 2017 - Present
  Responsibilities: TalentHub, www.talenthub.jp, is a leading HR service for foreign IT engineers working in Japan. Its strategic shareholder is TechnoPro Holdings, the largest IT HR company in Japan, with 15,000 personnel.

Other business experience in the past three years:

- Employer: SamuraiLand
  Title: Co-Founder
  Dates of Service: January, 2017 - Present
  Responsibilities: Samurailand.com is a real estate portal created as a joint venture between PlayNext's Japan subsidiary and Tosei, a listed real estate company in Japan.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree ofrisk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the video games or blockchain industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company, is offering shares in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares in the amount of up to $2M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants on one type of service, providing a platform for online commerce. Our revenues are therefore dependent upon the market for online commerce for the video games market.

Some of our products are still in the prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the holders of senior securities (e.g., debt and preferred stock, etc.) have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our busines.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public

relations, advertising, technology and payments. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Gameflip or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Gameflip could harm our reputation and materially negatively impact our financial condition and business.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

To be successful, the Company requires capable people to run its day to day operations.
As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Regulation of Digital Assets
Regulation of digital assets, offerings of digital assets, blockchain technologies, and digital asset exchanges are currently undeveloped and likely to rapidly evolve, and vary significantly among U.S. federal, state and local jurisdictions, as well as foreign jurisdictions, and are subject to significant uncertainty. Various legislative and executive bodies in the U.S. and other countries are currently considering, or may in the future consider, laws, regulations, guidance, or other actions, which may severely impact the Company and digital assets. Failure by the Company to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including criminal and civil penalties and fines. New or changing laws and regulations or interpretations of existing laws and regulations could have material adverse consequences on the Company, its business and future plans. Regulatory determinations may make certain digital assets, or their transfers, illegal in some jurisdictions. It is possible that current or future regulations could make certain digital assets illegal in some jurisdictions. Additionally, digital assets might be classified as a "security" under U.S. federal, U.S. state and/or non-U.S. securities laws. Any such development would have material adverse consequences on the Company, its business and future plans. The Company is developing and designing its marketplace and future service offerings under the assumptions that the relevant digital assets would not be classified as a "security", but such design has not yet been subjected to rigorous analysis by any governmental authority. If our assumptions prove to be incorrect, the Company may not be able to operate the marketplace as planned, and/or may be subject to extremely high compliance costs, and/or may face legal disputes, enforcement actions, damages and fines.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (orfor whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may

have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We may be subject to legal claims from time to time.
We may be subject to legal claims, disputes, lawsuits, and other proceedings from time to time, for issues that may include intellectual property, commercial disputes, content generated by our users, our services, and other matters. The outcome and impact of such claims, disputes, lawsuits, and other proceedings cannot be predicted with certainty. Regardless of the outcome, they can have a material adverse impact on us because of legal costs, diversion of management resources, and other factors. If one or more matters were resolved against us, the impact on our business could be material. They could also result in reputational harm, orders preventing us from offering certain products or services, or requiring a change in our business practices in costly ways. Any of these consequences could materially harm our business.

To be successful, the Company requires capable people to run its day to day operations.
As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
GoAhead Ventures LLC (via (i) GoAhead Ventures I, L.P. & (ii) GoAhead Ventures I Parallel Fund, L.P.	4,766,030	Series Seed Preferred Stock	30.49%
GoAhead Ventures LLC (via (i) GoAhead Ventures I, L.P. & (ii) GoAhead Ventures I Parallel Fund, L.P.	11,274,475	Series Seed-1 Preferred Stock	30.49%

The Company's Securities

The Company has authorized Common Stock, Non-Voting Common Stock, Series PN Preferred Stock, Series Seed Preferred Stock, and Series Seed-1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 6,525,000 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 70,000,000 with a total of 19,898,458 outstanding.

Voting Rights

One vote per share

Material Rights

The amount of Common Stock outstanding includes 16,961,486 shares to be issued pursuant to stock options outstanding.

Non-Voting Common Stock

The amount of security authorized is 12,500,000 with a total of 5,860,772 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

Series PN Preferred Stock

The amount of security authorized is 6,500,000 with a total of 6,500,000 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock are entitled to vote on all matters on which the Common Stock is entitled to vote and, in addition, have Preferred Stock approval rights and other rights as described in the Company's Restated Certificate of Incorporation. The Board of Directors of the Company consists of three (3) members. So long as any shares of Series PN Preferred Stock remain outstanding, the holders of Series PN Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. So long as any shares of Series Seed Preferred Stock remain outstanding, the holders of Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. The holders of Common Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors.

Material Rights

Rights under Restated Certificate of Incorporation

Unless otherwise defined, capitalized terms in this section have the meaning set forth in the Restated Certificate of Incorporation. Please see Exhibit F for a full description.

Dividends

In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified in the Company's Restated Certificate of Incorporation for such shares of Preferred Stock, payable in preference and priority to any declaration or payment of any distribution on Common Stock of the Company in such calendar year. No distributions shall be made with respect to the Common Stock until all declared dividends on the Preferred Stocks have been paid or set aside for payment to the Preferred Stocks holders.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock and (ii) all declared (if any) but unpaid dividends (if any) on such share of Preferred Stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified above, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive as described in this paragraph.

After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 3(a) above, the entire remaining assets of the Company legally available for distribution shall be distributed pro rata to holders of the Common Stock of the Company in proportion to the number of shares of Common Stock held by them. For clarity, shares of Preferred Stock shall be entitled to either (i) the liquidation preference set forth above or (ii) be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, but not both.

Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "Conversion Rate" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in the Restated Certificate of Incorporation (e.g., for stock splits. etc.), the Conversion Rate for such series shall be appropriately increased or decreased. All shares or Preferred Stock also have broad-based weighted average anti-dilution protection upon certain future dilutive issuances, as set forth in the Restated Certificate of Incorporation, that could adjust the Conversion Price and, in turn, the Conversion Rate.

Rights of under Stockholders Agreement

The Company has entered into a Stockholders Agreement with the holders of Preferred Stock that confer them with additional rights, including the right to first offer to purchase, on a pro rata basis, new securities that the Company may propose to sell and issue, as well as information rights.

Series Seed Preferred Stock

The amount of security authorized is 15,164,636 with a total of 15,164,636 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock are entitled to vote on all matters on which the Common Stock is entitled to vote and, in addition, have Preferred Stock approval rights and other rights as described in the Company's Restated Certificate of Incorporation. The Board of Directors of the Company consists of three (3) members. So long as any shares of Series PN Preferred Stock remain outstanding, the holders of Series PN Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. So long as any shares of Series Seed Preferred Stock remain outstanding, the holders of Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. The holders of Common Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors.

Material Rights

Rights under Restated Certificate of Incorporation

Unless otherwise defined, capitalized terms in this section have the meaning set forth in the Restated Certificate of Incorporation. Please see Exhibit F for a full description.

Dividends

In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified in the Company's Restated Certificate of Incorporation for such shares of Preferred Stock, payable in preference and priority to any declaration or payment of any distribution on Common Stock of the Company in such calendar year. No distributions shall be made with respect to the Common Stock until all declared dividends on the Preferred Stocks have been paid or set aside for payment to the Preferred Stocks holders.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock and (ii) all declared (if any) but unpaid dividends (if any) on such share of Preferred Stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified above, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive as described in this paragraph.

After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 3(a) above, the entire remaining assets of the Company legally available for distribution shall be distributed pro rata to holders of the Common Stock of the Company in proportion to the number of shares of Common Stock held by them. For clarity, shares of Preferred Stock shall be entitled to either (i) the liquidation preference set forth above or (ii) be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, but not both.

Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "Conversion Rate" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in the Restated Certificate of Incorporation (e.g., for stock splits. etc.), the Conversion Rate for such series shall be appropriately increased or decreased. All shares or Preferred Stock also have broad-based weighted average anti-dilution protection upon certain future dilutive issuances, as set forth in the Restated Certificate of Incorporation, that could adjust the Conversion Price and, in turn, the Conversion Rate.

Rights of under Stockholders Agreement

The Company has entered into a Stockholders Agreement with the holders of Preferred Stock that confer them with additional rights, including the right to first offer to purchase, on a pro rata basis, new securities that the Company may propose to sell and issue, as well as information rights.

Series Seed-1 Preferred Stock

The amount of security authorized is 28,000,000 with a total of 27,999,999 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock are entitled to vote on all matters on which the Common Stock is entitled to vote and, in addition, have Preferred Stock approval rights and other rights as described in the Company's Restated Certificate of Incorporation. The Board of Directors of the Company consists of three (3) members. So long as any shares of Series PN Preferred Stock remain outstanding, the holders of Series PN Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. So long as any shares of Series Seed Preferred Stock remain outstanding, the holders of Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors. The holders of Common Stock, voting as a separate class, shall be entitled to elect one (1) member of the Company's Board of Directors.

Material Rights

Rights under Restated Certificate of Incorporation

Unless otherwise defined, capitalized terms in this section have the meaning set forth in the Restated Certificate of Incorporation. Please see Exhibit F for a full description.

Dividends

In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified in the Company's Restated Certificate of Incorporation for such shares of Preferred Stock, payable in preference and priority to any declaration or payment of any distribution on Common Stock of the Company in such calendar year. No distributions shall be made with respect to the Common Stock until all declared dividends on the Preferred Stocks have been paid or set aside for payment to the Preferred Stocks holders.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock and (ii) all declared (if any) but unpaid dividends (if any) on such share of Preferred Stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified above, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive as described in this paragraph.

After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 3(a) above, the entire remaining assets of the Company legally available for distribution shall be distributed pro rata to holders of the Common Stock of the Company in proportion to the number of shares of Common Stock held by them. For clarity, shares of Preferred Stock shall be entitled to either (i) the liquidation preference set forth above or (ii) be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, but not both.

Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "Conversion Rate" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in the Restated Certificate of Incorporation (e.g., for stock splits. etc.), the Conversion Rate for such series shall be appropriately increased or decreased. All shares or Preferred Stock also have broad-based weighted average anti-dilution protection upon certain future dilutive issuances, as set forth in the Restated Certificate of Incorporation, that could adjust the Conversion Price and, in turn, the Conversion Rate.

Rights of under Stockholders Agreement

The Company has entered into a Stockholders Agreement with the holders of Preferred Stock that confer them with additional rights, including the right to first offer to purchase, on a pro rata basis, new securities that the Company may propose to sell and issue, as well as information rights.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $1,816,228.30
  Number of Securities Sold: 4,017,289
  Use of proceeds: Marketing, R&D, Operations, and Company Employment
  Date: December 16, 2023
  Offering exemption relied upon: Regulation CF

- Name: Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $11,560.00
  Number of Securities Sold: 23,120
  Use of proceeds: Shares issued to StartEngine
  Date: December 16, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $25,418.00
  Number of Securities Sold: 50,836
  Use of proceeds: Shares issued to StartEngine
  Date: December 23, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $14,383.00
  Number of Securities Sold: 28,766
  Use of proceeds: Shares issued to StartEngine
  Date: December 16, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $439,202.36
  Number of Securities Sold: 1,185,961
  Use of proceeds: Marketing, R&D, Operations, and Company Employment
  Date: April 29, 2024
  Offering exemption relied upon: Regulation CF

- Name: Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $12,730.50
  Number of Securities Sold: 25,461
  Use of proceeds: Shares issued to StartEngine

Date: April 29, 2024
Offering exemption relied upon: Section 4(a)(2)

- Name: Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $211,940.85
  Number of Securities Sold: 517,779
  Use of proceeds: Marketing, R&D, Operations, and Company Employment
  Date: January 10, 2025
  Offering exemption relied upon: Regulation CF

- Name: Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $6,358.00
  Number of Securities Sold: 11,560
  Use of proceeds: Shares issued to StartEngine
  Date: March 10, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The Company employs a marketplace business model and top-line performance is measured by key performance indicators including GMV and Revenue. Gross Merchandise Value (GMV)

GMV represents the total dollar value of all items sold within the Company's commerce platform. Based on the Company's unaudited financials, the yearly GMV is as follows: 2015 GMV of $542k, 2016 GMV of $5.8M, 2017 GMV of $15.8M, 2018 GMV of $25.2M, 2019 GMV of $28.7M, 2020 GMV of $32.2M, 2021 GMV of $27.3M, 2022 GMV of $25.8M, 2023 GMV of $21.4M and 2024 GMV of $29.4M.

In 2024, we: (i) focused on key initiatives that would prepare Gameflip for long-term growth including SEO, product development (product catalog, search & funnel improvements, CRM), and shopping integration with Google, Facebook, Tiktok and (ii) increased marketing. Hence, the GMV grew by 37% in 2024 to $29.4M vs. $21.4M in 2023.

In 2025, we will focus on the following initiatives: product search and suggestion improvements, CRM and scaling our high ROI marketing channels. Our goal is to power top line growth and remain at a cash flow break-even level throughout 2025.

Revenue

Revenue is generated from fees, both fixed and variable, from Buyers and Sellers for each completed transaction within the Company's commerce platform.

Revenue for 2024 was $4.17M from GMV of $29.4M and revenue for 2023 was $2.57M from GMV of $21.4M.

In line with the increase to GMV, the Company's Revenue grew by 62% in 2024 vs. 2023 and this was driven both by top line growth in GMV as well as increased fees. Revenue as a percentage of net GMV grew to 18.8% in 2024 vs. 15.5%.

Cost of Goods Sold

COGS consists of fees paid to our payment partners who process payments for our Buyers and process payouts for our Sellers.

COGS for 2024 was $1.00M or 3.4% of GMV ($29.4M) and COGS for 2023 was $646k or 3.0% of GMV ($21.4M).

Expenses

The Company's expenses consist of, among other things, compensation & benefits, sales & marketing, and general & administrative.

Total operating expenses were $3.93M in 2024 and $3.38M in 2023. We increased marketing for our high ROI channels in 2024 in order to power top line growth in GMV and Revenue.

Historical results and cash flows:

The Company has raised over $10M from venture capitalists and has invested it to build a leading digital commerce platform for gamers, generating lifetime sales of $180M+ and lifetime revenue of $21M+ and supported by a community of 7 million gamers.

As a typical vertical marketplace, continued investments into product development and community growth are required to enable the Company to scale and capture valuable network effects that will make our marketplace more valuable as usage increases. Hence, we expect to incur losses in 2025 as we invest further into our business. However, we expect for the losses to be smaller in 2025 vs. 2024.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 31, 2025, the Company had $1.033M in total assets. The Company is preparing to raise additional capital from its fourth Reg CF Crowdfunding financing.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company's commerce platform is fully operational and facilitated sales of $29.4M and generated revenue of $4.17M in 2024.

We plan to utilize the proceeds of our fourth crowdfunding campaign to accelerate the growth of the Company's sales and revenue by investing in product development, business development and marketing. Our goal is to power top line growth and remain at a cash flow break-even level throughout 2025.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Given that our steady state operating loss is < $10k per month on average (January and February of 2025), the funds from this crowdfunding campaign are not essential for the Company, however, the campaign is attractive to onboard thousands of new valuable community members for Gameflip as well as to fund accelerated top line growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company has consistently lowered operating losses across 2024 with total operating loss of -758k in 2024 vs. -1.45M in 2023. Given that our steady state operating loss is < $10k per month on average (January and February of 2025), the Company is self-sustaining moving forward assuming we raise the minimum and continue to actively manage our expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

As explained in the section above, the Company is operating at a minimal monthly operating loss of < $10k (January and February of 2025) so we are self sustaining assuming we continue to actively manage our expenses. The proceeds will be invested into further growing the business with the goal of being profitable for 2025.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Depending upon market conditions, the Company plans to raise additional capital from crowdfunding campaigns and/or venture capitalists in 2026.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Entity: PlayNext, Inc
  Names of 20% owners: Lan Hoang
  Relationship to Company: Investor
  Nature / amount of interest in the transaction: PlayNext provides operational and financial professional services to Gameflip
  Material Terms: In 2024, 2023 and 2022, PlayNext, Inc., a related party through common ownership, provided services to the Company. During the years ended December 31, 2024, 2023 and 2022 the Company incurred $230,028, $265,445 and $335,834 to the entity, respectively, which is included in sales and marketing and general administrative expenses in the statements of income and comprehensive income. Payables to the same related party as at December 31, 2024, 2023 and 2022, amounted to $18,091, $22,635 and $21,190, respectively.

Valuation

Pre-Money Valuation: $45,254,319.00

Valuation Details:

We set the valuation internally without any formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock; all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and all shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $3,915,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  50.0%
  Acquire new users for the Gameflip marketplace across the top global online channels.

- Research & Development
  12.5%
  Continue to develop and expand the Gameflip commerce platform by leveraging new innovative technologies

- Working Capital
  15.0%
  Working capital to ensure the marketplace operations scale efficiently and effectively.

- Company Employment
  14.0%
  Strategically hire for key roles such as business development and international expansion

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://gameflip.com (gameflip.com/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gameflip

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR IJJI, Inc.

[See attached]

IJJI, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

SET APART AC

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
iJJi, Inc.
San Jose, California

Opinion

We have audited the financial statements of iJJi, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2024, and 2023, the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

May 22, 2025
Los Angeles, California

IJJI INC.

BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2023

As of December 31,		**2024**		**2023**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	764,562	$	593,843
Acccounts Receivable, net		154,012		422,597
Prepaids and Other Current Assets		14,257		102,834
Total Current Assets		**932,831**		**1,119,274**
Property and Equipment, net		-		1,464
Crypto Assets		5,116		114,411
Total Assets	**$**	**937,946**	**$**	**1,235,149**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	29,455	$	27,954
Due to Related Party		18,092		22,635
Other Current Liabilities		536,634		679,450
Total Current Liabilities		**584,181**		**730,038**
Total Liabilities		**584,181**		**730,038**
STOCKHOLDERS EQUITY				
Common Stock, $0.0001 par, 70,000,000 shares authorized 2,936,972 shares issued and outstanding as of December 31, 2024 and 2023		294		294
Non-Voting Common Stock, $0.0001 par, 12,500,000 shares authorized 5,653,019 and 3,804,066 shares issued and outstanding as of December 31, 2024 and 2023		565		380
Series PN Preferred Stock, $0.0001 par, 6,500,000 shares authorized 6,500,000 shares issued and outstanding as of December 31, 2024 and 2023		650		650
Series Seed Preferred Stock, $0.0001 par, 15,164,636 shares authorized 15,164,636 shares issued and outstanding as of December 31, 2024 and 2023		1,516		1,516
Series Seed-1 Preferred Stock, $0.0001 par, 28,000,000 shares authorized 28,000,000 shares issued and outstanding as of December 31, 2024 and 2023		2,800		2,800
Additional Paid in Capital		13,477,276		12,742,958
Equity Issuance Costs		(208,903)		(81,850)
Accumulated Deficit		(12,920,433)		(12,161,637)
Total Stockholders' Equity		**353,766**		**505,111**
Total Liabilities and Stockholders' Equity	**$**	**937,946**	**$**	**1,235,149**

See accompanying notes to financial statements.

IJJI INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

For Fiscal Year Ended December 31,	**2024**	**2023**
(USD $ in Dollars)		
Net Revenue	$ 4,178,640	$ 2,571,791
Cost of Revenue	1,002,183	646,082
Gross profit	**3,176,456**	**1,925,709**
Operating expenses		
General and Administrative	2,300,939	2,482,195
Sales and Marketing	1,632,713	896,711
Total operating expenses	**3,933,652**	**3,378,906**
Net Operating Loss	**(757,195)**	**(1,453,197)**
Interest Expense	-	-
Other Income/(Loss)	(1,600)	420
Loss before provision for income taxes	**(758,795)**	**(1,452,776)**
Benefit/(Provision) for income taxes	-	-
Net Loss	**$ (758,795)**	**$ (1,452,776)**

See accompanying notes to financial statements.

IJJI INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Common Stock		Non-Voting Common Stock		Series PN Preferred Stock		Series Seed Preferred Stock		Series Seed-1 Preferred Stock		Equity Issuance Costs	Additional Paid In Capital	Accumulated Deficit	Total Shareholder Equity
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance—December 31, 2022	**2,936,972**	**294**	**984,741**	**98**	**6,500,000**	**650**	**15,164,636**	**1,516**	**28,000,000**	**2,800**	**-**	**11,484,811**	**$ (10,708,861)**	**$ 781,309**
Issuance of stock on Crowdfunding	-	-	2,819,325	282	-	-	-	-	-	-	(81,850)	1,258,147	-	1,176,579
Net loss	-	-			-	-	-	-	-	-	-	-	(1,452,776)	(1,452,776)
Balance—December 31, 2023	**2,936,972**	**$ 294**	**3,804,066**	**$ 380**	**6,500,000**	**$ 650**	**15,164,636**	**$ 1,516**	**28,000,000**	**$ 2,800**	**$ (81,850)**	**$ 12,742,958**	**$ (12,161,637)**	**$ 505,111**
Issuance of stock on Crowdfunding	-	-	1,848,953	185	-	-	-	-	-	-	(127,053)	734,318	-	607,450
Net loss	-	-			-	-	-	-	-	-	-	-	(758,795)	(758,795)
Balance—December 31, 2024	**2,936,972**	**$ 294**	**5,653,019**	**$ 565**	**6,500,000**	**$ 650**	**15,164,636**	**$ 1,516**	**28,000,000**	**$ 2,800**	**$ (208,903)**	**$ 13,477,276**	**$ (12,920,433)**	**$ 353,766**

See accompanying notes to financial statements.

IJJI INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (758,795)	$ (1,452,776)
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation of Property	1,464	2,267
Changes in operating assets and liabilities:		
Acccounts receivable, net	268,585	(65,622)
Inventory	-	6,168
Prepaids and Other Current Assets	88,578	(72,676)
Accounts Payable	1,501	3,311
Due to Related Party	(4,543)	1,445
Other Current Liabilities	(142,816)	102,296
Security Deposit	-	-
Net cash used by operating activities	**(546,026)**	**(1,475,586)**
CASH FLOW FROM INVESTING ACTIVITIES		
Sales/(purchases) of intangibles	109,295	(67,457)
Net cash provided/(used) in investing activities	**109,295**	**(67,457)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of stock on Crowdfunding	607,450	1,176,579
Net cash provided by financing activities	**607,450**	**1,176,579**
Change in Cash	**170,719**	**(366,464)**
Cash—beginning of year	593,843	960,307
Cash—end of year	**$ 764,562**	**$ 593,843**

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

iJJi Inc. was incorporated on December 22, 2014, in Delaware. The financial statements of iJJi Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose, California.

Gameflip is an innovation-focused technology company creating the commerce engine for the gaming metaverse, enabling all ecosystem participants, including gamers, creators, brands, and developers, to connect, safely conduct commerce, and mutually share the benefits. Led by serial entrepreneurs and veterans in the technology and gaming industries, the team specializes in building safe, secure and highly scalable platforms for transacting digital assets, digital goods and services. Since launching in 2015, its 7 million loyal community members have safely transacted over $180M on the Gameflip platform.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents exceeded FDIC insured limits by $294,442 and $93,843, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by the provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements, as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Management deemed allowance for expected credit losses to not be material to the financial statements.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer & Office Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024, and 2023.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company earns revenues from the commission and processing fee from selling video games, gift cards, NFTs, etc. Gross merchandise value (GMV), which represents the dollar value of items sold in our marketplaces (does not represent revenue earned by the Company), consists of:

For Fiscal Year Ended December 31,	2024	2023
Sales	29,467,872	21,494,413
Cancelled sales	(7,152,476)	(3,788,859)
NET GMV	**$ 22,315,396**	**$ 17,705,554**

Cost of revenues

Costs of goods sold include merchant fees, royalties, etc.

Income Taxes

iJJi Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Crypto Assets

On December 13, 2023, the FASB issued ASU 2023-08, *Accounting for and Disclosure of Crypto Assets,* which addresses the accounting and disclosure requirements for certain crypto assets. The new guidance requires entities to subsequently measure certain crypto assets at fair value, with changes in fair value recorded in net income in each reporting period. In addition, entities are required to provide additional disclosures about the holdings of certain crypto assets. For all entities, the ASU's amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those years.

Crypto assets are accounted for in accordance with ASU 2023-08, *Accounting for and Disclosure of Crypto Assets*, which addresses the accounting and disclosure requirements for certain crypto assets. Purchases of cryptocurrency are recorded at cost and subsequently measured at fair value, with changes in fair value recorded in net income in each reporting period.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $1,632,713 and $896,711, which are included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 22, 2025, which is the date the financial statements were available to be issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables, and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2024		2023
Escrow Receivable		7,255		96,553
Prepaid Expense		7,002		6,281
Total Prepaids and Other Current Assets	**$**	**14,257**	**$**	**102,834**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2024		2023
Accrued Liabilities		449,466		543,817
Payroll Liabilities		43,724		62,970
Accrued PTO		43,444		72,663
Total Other Current Liabilities	**$**	**536,634**	**$**	**679,450**

4. PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consist of:

As of Year Ended December 31,		2024		2023
Computer & Office Equipment	$	27,955	$	27,955
Property and Equipment, at Cost		**27,955**		**27,955**
Accumulated depreciation		(27,955)		(26,491)
Property and Equipment, Net	**$**	**-**	**$**	**1,464**

Depreciation expenses for property and equipment for the fiscal years ending December 31, 2024, and 2023 were $1,464 and 2,267, respectively.

5. CRYPTO ASSETS

As of December 31, 2024, and December 31, 2023, crypto assets consist of the following:

As of Year Ended December 31,		2024		2023
ETH		1,144		1,144
USD		3,972		113,267
Total	**$**	**5,116**	**$**	**114,411**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 70,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 2,936,972 shares have been issued and are outstanding.

Common Stock- Non-Voting
The Company is authorized to issue 12,500,000 shares of Non-Voting Common Stock with a par value of $0.0001. As of December 31, 2024, and December 31, 2023, 5,653,019 and 3,804,066 shares have been issued and are outstanding, respectively.

Series PN Preferred Stock
The Company is authorized to issue 6,500,000 shares of Series N Preferred Stock with a $0.0001 par value. As of December 31, 2024, and December 31, 2023, 6,500,000 shares of Series PN Preferred Stock have been issued and are outstanding.

Series Seed Preferred Stock
The Company is authorized to issue 15,164,636 shares of Series Seed Preferred Stock with a $0.0001 par value. As of December 31, 2024, and December 31, 2023, 15,164,636 shares of Series Seed Preferred Stock have been issued and are outstanding.

Series Seed-1 Preferred Stock
The Company is authorized to issue 28,000,000 shares of Series Seed-1 Preferred Stock with a $0.0001 par value. As of December 31, 2024, and December 31, 2023, 28,000,000 shares of Series Seed-1 Preferred Stock have been issued and are outstanding.

7. SHARE-BASED COMPENSATION

During 2015, the Company authorized the Stock Option Plan (which may be referred to as the “Plan”). The Company reserved 16,961,486 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited, depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2024	2023
Expected life (years)	10.00	10.00
Risk-free interest rate	4.23%	2.50%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	15,603,613	$	0.20	3.77
Granted	-		-	-
Execised	-		-	-
Expired/Cancelled	(1,688,071)		(0.19)	-
Outstanding at December 31, 2023	13,915,541	$	0.20	2.74
Exercisable Options at December 31, 2023	13,915,541	$	0.20	2.74
Granted	-		-	-
Execised	-		-	-
Expired/Cancelled	-		-	-
Outstanding at December 31, 2024	13,915,541	$	0.20	1.73
Exercisable Options at December 31, 2024	13,915,541	$	0.20	1.73

8. RELATED PARTY TRANSACTIONS

In 2024 and 2023, PlayNext, Inc., a related party through common ownership, provided services to the Company. During the years ended December 31, 2024, and 2023, the Company incurred $230,028 and $265,445 to the entity, respectively, which are included in sales and marketing and general administrative expenses in the statements of income and comprehensive income.

Payables to the same related party as of December 31, 2024, and December 31, 2023, amounted to $18,092 and $22,635, respectively.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

As of Year Ended December 31,		2024		2023
Net Operating Loss	$	(591,408)	$	(433,508)
Valuation Allowance		591,408		433,508
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (2,556,199)	$ (1,964,791)
Valuation Allowance	2,556,199	1,964,791
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $8,566,349. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

10. COMMITMENTS AND CONTINGENCIES

Operating leases

Due to the nature of the business, the Company has no long-term leases in place and all leases are on a short-term basis. Rent expenses were in the amount of $7,313 and $6,646 as of December 31, 2024, and December 31, 2023, respectively.

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through May 22, 2025, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $757,195, an operating cash outflow of $546,026, and liquid assets in cash of $764,562, which is less than a year's worth of cash reserves as of December 31, 2024. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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$300	$45.25M

REASONS TO INVEST

MAINSTREAM MARKET & GROWTH: The global games market is projected to grow to $272B by 2024, reaching $426.02B in 2029, & we are backed by over 7M gamers, with $200M+ (GMV) in lifetime sales facilitated.

VENTURE FUNDED: Our journey is championed by seasoned Silicon Valley VCs, including pioneers who invested early in Zynga, and PayPal, & a visionary co-founder from Electronic Arts (EA), securing $10M in funding.*

EXPERT LEADERSHIP: Our team has successfully launched & sold ventures like Aeria Games, & worked with giants like Marvel & Ubisoft on the development, launch & operations of mobile games.*

**Past ventures do not guarantee Gameflip will have the same result and investors should not expect returns on investments.*

TEAM



Tuan Nguyen • Co-founder, CEO, Director and principal accounting officer

JT has 20+ years of global business experience, with 10+ years in gaming. He was COO at Aeria Games, growing it to 300+ employees and $120M+ revenue annually. JT holds an MBA from UCLA Anderson, an MS in Electrical Engineering from Stanford, and a BS from the University of Illinois.

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Terry Ngo • Co-founder and CTO

Terry has 20+ years in engineering and product development, with a decade in gaming. As CTO and co-founder of Aeria Games, he led the development of their platform for 40+ million gamers. Terry holds an MS in Electrical Engineering from Stanford and dual BS degrees from Southern Methodist University.

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Matheus Arnellas • VP, Product and Growth

Matheus has 11+ years of experience managing cross-functional teams in the digital free-to-play games space. He has served in production, marketing and operations roles at companies such as Electronic Arts, Aeria Games and PlayNext, and holds an MBA from FIPE São Paulo and a bachelor's degree in Marketing & Advertising from PUC Campinas - Brazil.

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Bryan Talbot • Head of Engineering

Bryan has over 20 years working at the forefront of Silicon Valley technologies. Prior to Gameflip, Bryan was the platform architect at Aeria Games where he designed and oversaw the implementation of the global publishing platform. Bryan earned a BS in Computer Engineering from the University of California at San Diego (UCSD).

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Nitay Souza • Operations Manager

Nitay is an experienced operations guru who manages all aspects and team members of live operations for Gameflip.

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Lan Hoang • Chairman of the Board

Lan is a serial entreprenuer and investor across multiple start-ups in the gaming, finance and medical industries.

Read Less

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THE PITCH

We Are Making Gaming Better

Since Our Last Raise

2024 Revenue Up by 62% YoY

- We're thrilled to share that **Gameflip's revenue grew to $4.17M in 2024**, a **62% increase** from $2.57M in 2023! This growth marks a major milestone in our financial journey.

Profitability Achieved in 2025 H1

- We welcomed over **3.7 million users to our site in the first half of 2025,** leading to over **$16.3 million in transactions and $2.3M in revenue**. At this financial scale, Gameflip is **both profitable and self-sustaining**—a significant achievement for our team!

Our Active User Community Grew to 5 Million in 2024

- With our **sleek new design** and **enhanced SEO**, we're not just **drawing in users**—we're keeping them engaged! Our **active users grew to 5 million in 2024 vs. 3 million in 2023, a 65% increase!**


— EVERYTHING GAMING

BUY AND SELL SAFELY —

Gameflip is the marketplace for gamers powered by advanced technology that ensures simple, safe transactions for everything gaming.

Over 7 million unique gamers have trusted Gameflip to safely exchange their gaming items for cash, resulting in lifetime sales of **$200 million+ to date** through our platform. Our journey has been propelled by **$10 million raised from Silicon Valley VCs** and our continuous innovation with emerging technologies.

GAMEFLIP'S STRONG TRACTION TO DATE


$200 MILLION+
SALES ON PLATFORM (GMV)
3 MILLION+
APP DOWNLOADS
7.4 MILLION
GAMERS
80 MILLION
PRODUCT LISTINGS
10 MILLION RAISED
FROM SILICON VALLEY VC's
Gameflip
EVERYTHING GAMING
BUY AND SELL SAFELY
TOP CATEGORIES
GAME ITEMS
Gameflip Gameflip Gameflip Gameflip Gameflip

Past sales do not guarantee future sales

THE PROBLEM

Gamers Spend Billions of Dollars In Today's Games But Own Nothing

Every year, gamers invest billions of dollars in digital gaming items and countless hours playing their favorite games, but due to company policies and technology limitations, the value of these investments are wasted when players transition to a new game or platform.[1] This is a huge loss for the over 3.09 billion gamers worldwide.[2]


THE VALUE OF TODAY'S DIGITAL ITEMS ARE LOCKED WITHIN GAMES
ALMOST A THIRD OF GAMERS SPEND $500 OR MORE ON IN-GAME ITEMS
WHICH WILL BE LOST WHEN A GAMER QUITS PLAYING

Source: Accredited Debt Relief

THE SOLUTION

An Ecommerce Platform To Power The Growth of the Gaming Industry

A leading digital gaming marketplace since 2015, Gameflip enables gamers to effortlessly trade digital assets such as in-game items, gaming assets, collectibles and games. Our platform was built from the ground up to **empower gamers from all games and platforms to confidently 'flip' their items** with unmatched protection and ease.

Gameflip employs **a marketplace business model, generating diversified revenue streams from both buyers and sellers**. Revenue is comprised of buyer purchase fees, seller sales commission and seller cashout fees.


GAMEFLIP'S
BUSINESS MODEL
UP TO 7%
BUYER PURCHASE FEE
12%
SELLER SALES COMMISSION
UP TO 3%
SELLER CASHOUT FEE

OUR TRACTION

Over 7 Million Users Strong & More Than $200M In Sales (GMV)

Even with limited tradability of digital items in games today, Gameflip has seen extraordinary success to date. We have facilitated **more than $200 million** in lifetime sales (GMV). Our community consists of **7 million unique gamers**, who have created over **80 million listings.** Meanwhile, the Gameflip app has received a combined **3+ million downloads** across the Apple's App Store and Google Play.

GAMEFLIP'S STRONG TRACTION TO DATE

- **3 MILLION+** APP DOWNLOADS
- **$200 MILLION+** SALES ON PLATFORM (GMV)
- **7.4 MILLION** GAMERS

But most notably, we've been validated by product experts and investors. We've already raised over **$10 million from Silicon Valley VCs** including Bullpen Capital, GoAhead Ventures, LightBank and PlayNext.

$10 MILLION INVESTED FROM SILICON VALLEY VC's

Bullpen

GOAHEAD VENTURES

lightbank

PlayNext

WHY INVEST

Join Our Quest to Make Gaming Better

Investing in Gameflip now means getting exposure to the largest growing segments of the entertainment industry. With over 3 billion gamers representing approximately 40% of the global population, the **gaming market significantly surpasses the combined size of movies and TV shows**. Gameflip stands at the forefront of this growth, addressing the significant portion of the value invested in gaming that remains unrealized. We believe our **proprietary technology** developed over seven years is **transforming the way digital gaming assets are traded, valued, and utilized.**

Join Us in shaping the future of gaming!

Your investment in Gameflip is more than just financial; it can **help shape the future of gaming**. A more inclusive future where everyone benefits from safe and fair transactions of gaming items. **Join our quest to make gaming better for ALL!**


Gameflip Gameflip Gameflip Gameflip Gameflip Gameflip Gameflip Gameflip Gameflip
JOIN US ON
OUR QUEST
TO MAKE
GAMING BETTER!

ABOUT

HEADQUARTERS
2033 GATEWAY PLACE #523
San Jose, CA 95110

WEBSITE
View Site

Gameflip is the marketplace for gamers, powered by advanced technology that gives you the ability to 'flip' your video game items. With an increasing user base of over 7M+ and over $200M in lifetime sales facilitated, we are on a mission to make gaming better for ALL players!

TERMS

Gameflip

Overview

PRICE PER SHARE
$0.60

VALUATION
$45.25M

DEADLINE
Nov. 20, 2025 at 7:59 AM UTC

FUNDING GOAL
$10K - $3.92M

Breakdown

MIN INVESTMENT
$300

OFFERING TYPE
Equity

MAX INVESTMENT
$3,915,000

SHARES OFFERED
Non-Voting Common Stock

MIN NUMBER OF SHARES OFFERED
16,666

MAX NUMBER OF SHARES OFFERED
6,525,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$937,946	$1,235,149
Cash & Cash Equivalents	$764,562	$593,843
Accounts Receivable	$154,012	$422,597
Short-Term Debt	$584,181	$730,038
Long-Term Debt	$0	$0
Revenue & Sales	$4,178,640	$2,571,791
Costs of Goods Sold	$1,002,183	$646,082
Taxes Paid	$0	$0
Net Income	-$758,795	-$1,452,776

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives

Loyalty Bonus | 20% Bonus Shares

As you are a follower (as of 08/08/2025) or investor from Gameflip's Reg CF, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird Tier 1

Invest $500+ within the first 2 weeks, 20% bonus shares.

Early Bird Tier 2

Invest $1000+ within the first 2 weeks, 30% bonus shares.

Level Up Campaign Perks

Level Up Perk Tier 1

Invest $500+ between days 76-90 and receive 20% bonus shares.

Level Up Perk Tier 2

Invest $1000+ between days 76-90 and receive 30% bonus shares.

Amount-Based Perks

Tier 1

Invest $500+ and receive 4% bonus shares+ $25 Gameflip Credits.

Tier 2

Invest $1,000+ and receive 6% bonus shares+ $50 Gameflip Credits.

Tier 3

Invest $2,500+ and receive 8% bonus shares+ $125 Gameflip Credits.

Tier4

Invest $5,000+ and receive + 10% bonus shares + $250 Gameflip Credits.

Tier 5

Invest $10,000+ and receive 20% bonus shares+ $500 Gameflip Credits.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

IJJI, Inc. (Gameflip) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-voting Common Stock at $0.60 / share, you will receive 110 shares of Non-voting Common Stock, meaning you'll own 110 shares for $60. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail. Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Service Program Fee: *For this offering, the issuer pays StartEngine Primary a fixed monthly Service Program Fee for investor outreach. Our representatives may contact investors and recommend this offering, and they may be compensated for that outreach. Any such compensation comes from the StartEngine Primary's existing placement fee and does not increase the investor's costs.*

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

NEW UPDATES

11.03.25

Pokémon Legends: Z-A sells almost 6 million copies


POKÉMON LEGENDS: Z-A
SELLS ALMOST SIX MILLION COPIES IN ITS FIRST WEEK
Gameflip

Pokémon Legends: Z-A launched on October 16, and according to The Pokémon Company, it's already a franchise hit.

In just its first week, the game sold 5.8 million copies. Half of all purchases were made on Nintendo's new Switch 2 console, making it the fifth best-selling Pokémon title during launch week*.

The game also features a new real-time battle system, an update that was long-awaited by the gaming community.

For Gameflip, every successful game launch is a win! With new games and digital goods, millions of players can count on our marketplace for a secure, easy, and trusted way to exchange them.

Now, you can also join in the fun and celebrate these exciting game releases by investing in our platform. **Invest today and check our offering materials to see if you're eligible to receive up to a 50% bonus on your investment**.**

Join us in our mission to empower gamers from all over the world!

INVEST NOW

**Source IGN: Pokémon Legends: Z-A Sells 5.8 Million in Launch Week, Half Were Bought For Nintendo Switch 2*

***50% Bonus = 20% Loyalty Bonus + 20% Tier 5 + 10% Venture Club. Check our offering materials for full details.*

This Reg CF offering is made available through StartEngine Primary LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

ALL UPDATES

10.31.25

Battlefield 6 launch set a new franchise record


BATTLEFIELD 6
LAUNCH SET A NEW
FRANCHISE RECORD
Gameflip

Battlefield 6 was released on October 10, and according to Electronic Arts, it's already **the biggest opening in franchise history**. In its first three days, the game sold over 7 million copies, with players logging 172 million matches and 15 million hours watched on streaming platforms*.

The game was released on PlayStation®5, Xbox Series X/S, and PC (Steam™, EA App, Epic Games Store). Breaking records and positive reviews suggest that the changes made to the new game worked. According to the Gameflip Blog, if DICE and Electronic Arts maintain this pace with smart maps, modes, and polish after launch, Battlefield 6 has the potential to become a new standard that the community supports, based on current trends and feedback.

In times like these, digital marketplaces like Gameflip are important. Our platform provides a secure space where players can buy, sell, and trade gaming items across all major platforms. We offer players real value for their in-game investments. Every successful launch and transaction between players can rely on our marketplace for support.

For investors, this momentum reinforces the opportunity behind Gameflip's mission:

- Gameflip has a solid business model that helps millions of gamers around the world.
- We earn from each transaction on the marketplace through buyer fees, seller commissions, and seller cashouts.
- We are at the center of the digital gaming economy, with a community of over 7 million users.

Gameflip aims to shape gaming commerce with our innovative platform and user-centric approach, and you can be a part of our story. **Invest today from just $300 and see if you qualify to receive a bonus on your investment***. Check our offering materials for full details.

INVEST NOW

**Source Electronic Arts: Battlefield 6 shatters records becoming the biggest launch in franchise history*

***Receive up to a 50% Bonus = 20% Loyalty Bonus + 20% Tier 5 + 10% Venture Club. Check our offering materials for full details.*

This Reg CF offering is made available through StartEngine Primary LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

10.29.25

What does the media say about Gameflip?


WHAT DOES THE MEDIA SAY ABOUT GAMEFLIP?
Gameflip

Our platform has been making headlines since day one!

Gameflip has been featured in various media outlets such as Forbes, US News, VentureBeat, Yahoo!Finance, as a recommended marketplace for buying and selling digital goods.

Just in case you missed it, here are some of the mentions we received from the press:

Gamers have been selling their gaming assets for top dollar on Gameflip.

"Gameflip addresses the problem of gamers spending billions on digital gaming items that are locked within their associated games, with only a small percentage available for trading or reselling. By providing a solution for gamers to transact their digital goods, Gameflip has created a unique platform that accommodates transactions for digital gaming items and assets. And some savvy gamers are already raking in hundreds of thousands on the platform by selling their gaming assets for top dollar." Benzinga

Gameflip is a reputable site to sell gaming and nongaming gift cards.

"Gameflip is a marketplace for gaming-related items that allows members to sell both gaming and nongaming gift cards." US News

All this buzz is for a good reason! From the very start, we've always wanted to build a safe and reliable marketplace that would make life easier for gamers all over the world. And it looks like we are on the path to achieving our mission.

Now, you can play a key role in our story. Invest today from just $300 and see if you qualify to receive up to a 50% bonus*. Check the full details in our offering materials.

Let's keep the media buzzing!

INVEST NOW

**50% Bonus = 20% Loyalty Bonus + 20% Tier 5 + 10% Venture Club. Check our offering materials for full details.*

This Reg CF offering is made available through StartEngine Primary LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

10.27.25

Gaming Industry Momentum: Q3 2025 Highlights


THE DRAKE STAR GLOBAL GAMING REPORT
GAMING INDUSTRY MOMENTUM: Q3 2025 HIGHLIGHTS
Gameflip

Based on the latest Drake Star Global Gaming Report, Q3 2025 was a significant period for the gaming industry, suggesting potential opportunities for platforms like Gameflip to benefit from this growth.

Key Highlights from the Report

- The $55 billion acquisition of EA by Saudi Arabia's PIF and Silver Lake consortium was the largest leveraged buyout ever.
- Gaming M&A activity has shown signs of growth, marking the highest count in four quarters.
- Private financing increased, marking the first rise since the Q1 2024. Financings for mobile studios surged in Q3, with five of the largest rounds going to mobile developers.
- Western gaming stocks are experiencing a period of significant growth.

What does this have to do with Gameflip and our investors?

Investors are re-engaging with gaming assets.
This may increase the growth potential for platforms like ours, which play key roles in the gaming trade.

Venture capital is flowing back into gaming.
This could be positive for technology-enabled marketplaces that serve gamers across platforms and regions.

Strategic alignment with high-growth sectors.
Many of the most active investors listed by Drake Star's report are already backing areas like blockchain, mobile, and gaming infrastructure. Our Growth Plan is aligned with where capital is going.

Potential defensiveness & scalability.
Platforms with strong user engagement, reliable transactions, and scalable operations may navigate market swings more smoothly. Gameflip's model of buyer protection, diversified revenue, and user growth is designed to scale and endure.

As a platform that enables gamers to safely buy, sell, and trade digital goods, Gameflip sits at the center of the gaming industry.

If you still haven't done so, consider checking out our offering materials and investing today. With just $300, you have the opportunity to invest and potentially qualify for up to a 50% bonus on your investment*.

Join us in shaping the future of gaming!

INVEST NOW

**50% Bonus = 20% Loyalty Bonus + 20% Tier 5 + 10% Venture Club. Check our offering materials for full details.*
This Reg CF offering is made available through StartEngine Primary LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

10.24.25

Helping Users Spend Smart


HELPING USERS
SPEND SMART
Gameflip

The Problem: Every Dollar Counts.

People are very aware and more careful nowadays on how they spend their money. Prices are going up all the time, so consumers are looking for the best ways to save their hard-earned money. At Gameflip, we believe entertainment and free time should be fun and not expensive.

The Solution: Gameflip Makes The Most of Your Money.

We understand the importance of spending smart, that's why we deliver the best deals so our users can make the most of their earnings. Our platform connects millions of users to safe, verified deals, ensuring they can trade, save, and spend with confidence. Gameflip users benefit from a wide range of gift cards, in-game items, games, movies, and other digital products with great discounts and prices.

The Investor Value: A Platform that Seeks to Maximize your Capital.

At a time when consumers are looking for affordable prices and a trustworthy marketplace, Gameflip stands out. Our platform not only helps users save money, but also is focused on meeting their needs.

With 7M+ users, $200M+ in lifetime sales, and a solid business model, Gameflip has the potential to expand as more consumers seek smarter, safer, and a better online-shopping experience.

By investing in Gameflip, you can help make our vision a reality and help our users shop smartly and spend less.

Invest today in a platform committed to providing value to its users. Check our offering materials to see if you qualify for a 50% bonus on your investment*.

INVEST NOW

**50% Bonus = 20% Loyalty Bonus + 20% Tier 5 + 10% Venture Club. Check our offering materials for full details.*

This Reg CF offering is made available through StartEngine Primary LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

10.22.25

205.1 million Americans play video games


205.1 MILLION
AMERICANS PLAY
VIDEO GAMES
Gameflip

Video games have taken the US by storm as the most beloved pastime!

According to the Entertainment Software Association's 2025 Essential Facts About the U.S. Video Game Industry report*, **205.1 million Americans play video games**. That's more than 60% of the entire population.

🎮 **84% of children in the U.S. (46.4 million between ages 5 and 17) play games at least one hour per week.**
👾 **60% of adults (158.6 million between 18 and 90) also play regularly.**
🧠 **Top reasons Americans love playing video games?**

- 68% to pass the time or relax
- 62% to have fun
- 35% to keep their mind sharp

That's a massive community, and Gameflip helps these gamers trade, connect, and thrive. With over 7 million users and more than $200 million in lifetime sales, we're focusing on developing the infrastructure to support this rapidly growing industry.

Now, with just $300, you can invest in the very ecosystem that fuels this American passion: a platform built by gamers, for gamers.

Additionally, you may qualify for a 50% bonus on your investment**. Check our offering materials for full details.

INVEST NOW

**Source: Annual Essential Facts About the U.S. Video Game Industry Report*
***50% Bonus = 20% Loyalty Bonus + 20% Tier 5 + 10% Venture Club. Check our offering materials for full details.*
This Reg CF offering is made available through StartEngine Primary LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

10.21.25

July 2025 Sets New Records for Gameflip!


JULY 2025 SETS NEW RECORDS FOR GAMEFLIP!
Gameflip

This year has been a remarkable one for Gameflip, and it is truly heartening to see the growth reflected in our numbers. It is worth noting that July 2025 was a particularly successful month for our marketplace.

Compared to last year, we saw the following:

✅ **More exchanges completed:** 248,383 transactions in July 2025 compared to 171,733 in July 2024
🤝 **More sales closed:** $3.6 million in sales in July 2025 vs. $3.1 million in July 2024

PLEASE NOTE THAT PAST PERFORMANCE IS NOT A PREDICTOR OF FUTURE RESULTS.

This shows that more gamers are choosing Gameflip as the marketplace to trade their digital goods safely and easily!

We're really proud of what we are building and the changes we're making to our platform. By investing in AI innovation, fraud prevention, and stablecoin payments, we wish to expand our marketplace and hopefully attract more users to our amazing community!

You can also help us in our mission to expand our marketplace even further by investing today. **Check our offering materials to see if you qualify to receive up to a 50% bonus on your investment*!**

Join our growth story today and let's make gaming better together! 💪

INVEST NOW

**50% Bonus = 20% Loyalty Bonus + 20% Tier 5 + 10% Venture Club. Check our offering materials for full details.*
This Reg CF offering is made available through StartEngine Primary LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

10.17.25

Empowering Gamers & Unlocking Value


EMPOWERING
GAMERS &
UNLOCKING VALUE
Gameflip

The Problem: Gamers Spend Billions, But Their Items Are Kept Locked.

Every year, gamers from all over the world spend billions of dollars on in-game items, but those digital assets remain locked inside the games. Almost a third of gamers spend $500 or more on virtual goods, but when they switch to a new game or platform, that value disappears. The result? Countless hours and dollars invested into digital goods that cannot be transferred outside their original gaming platforms.

The Solution: Gameflip Unlocks That Value.

Since 2015, Gameflip has redefined digital ownership in gaming. Our platform allows players to safely buy, sell, and trade in-game items, gaming assets, collectibles, and more across any game or platform. Therefore, Gameflip is not just a marketplace. It is a solution designed for gamers to determine the value of their time and financial investment in these digital goods.

The Investor Value: A Proven, Scalable Model.

Gameflip uses a strong business model, generating revenue from both buyers and sellers. Our revenue comes from:

- Buyer purchase fees
- Seller commissions
- Seller cashout fees

With 7 million+ users, $ 200 million+ in lifetime sales, and a record $1.2 million in revenue in Q2 2025, Gameflip is well-positioned to adapt to the fast-changing needs of the gaming industry.

Now, we're focused on expanding our marketplace through AI, stablecoin payments, and continuous improvements. We believe this positions Gameflip to potentially lead the future of digital gaming commerce.

You can help us unlock the potential of the global gaming economy by investing today! **Check our offering materials to see if you qualify for a 50% bonus on your investment*.**

INVEST NOW

**50% Bonus = 20% Loyalty Bonus + 20% Tier 5 + 10% Venture Club. Check our offering materials for full details.*

This Reg CF offering is made available through StartEngine Primary LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

10.15.25

GROWTH PLAN: Gameflip+AI = Smarter, Safer, Faster


GROWTH PLAN
GAMEFLIP + AI =
SMARTER, SAFER, FASTER
Gameflip

As technology evolves, Gameflip keeps up with it!

As part of our growth strategy, we are investing in machine learning and artificial intelligence. We aim to make our platform smarter, safer, and more integrated as we implement these technologies.

How is AI helping Gameflip?

🧠 **Smarter Fraud Detection**
Machine learning can assist in identifying suspicious behavior to improve user safety. This helps Gameflip users make safer transactions and prevents fraudsters from disrupting our community.

⚡ **Buying & Selling A Lot Easier**
AI-driven recommendations and smarter listing tools are intended to make it easier for users to find what they want, price items competitively, and complete trades faster than ever.

💬 **Better User Experience**
We've also adopted intelligent chat support and personalized insights to help buyers and sellers get the most out of the platform.

These investments are all part of our promise to build a trusted, global digital goods marketplace. As technology evolves, we just want to keep making gaming better.

Now, you can also help us build a smarter and safer marketplace for gamers. **Invest today starting from $300 and see if you qualify to receive up to a 50% bonus*!**

INVEST NOW

**50% Bonus = 20% Loyalty Bonus + 20% Tier 5 + 10% Venture Club. Check our offering materials for full details.*
This Reg CF offering is made available through StartEngine Primary LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

10.13.25

The best Q2 performance in Gameflip history


THE BEST Q2
PERFORMANCE IN
GAMEFLIP HISTORY
Gameflip

We are pleased to report significant growth in Q2 2025! **We reached $8.63 million in GMV and $1.2 million in revenue in Q2 2025!**

Our community is growing fast, our marketplace is booming, and our team is focused on making buying and selling digital goods easier and safer than ever.

With new technologies such as AI and blockchain, we're preparing ourselves for potential future growth.

We're very grateful to our users and investors for making this happen! Our recent achievements would not have been possible without your invaluable support.

The future of gaming commerce looks promising, and we believe that our platform can make a significant difference. Help us achieve new milestones and expand our marketplace by investing today.

With just $300, you can invest and qualify to receive up to a 50% bonus* on your investment!

Join us as we shape the future of gaming commerce!

INVEST NOW

**50% Bonus = 20% Loyalty Bonus + 20% Tier 5 + 10% Venture Club. Check our offering materials for full details.*
This Reg CF offering is made available through StartEngine Primary LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

10.10.25

EA's $55B Deal + Gameflip's Opportunity


EA'S $55B DEAL
+ GAMEFLIP'S
OPPORTUNITY
Gameflip

Electronic Arts Inc. (EA) has just been acquired in a $55 billion deal*!

This is the largest acquisition in recent history*, surpassing the previous record set by the $32 billion acquisition of the energy company TXU in 2007. The powerhouse behind Battlefield, Madden NFL, The Sims, FIFA, and more went private in a leveraged buyout backed by the Consortium, comprised of Saudi Arabia's PIF, Silver Lake, and Affinity Partners.

This deal is expected to have a significant impact on the gaming industry.
It shows that some gaming companies prefer private ownership to enable faster adaptation, and big capital is interested. The long-term value of gaming is being reinforced by global investment flows, especially in emerging markets.

What does this mean for Gameflip and our investors?

Growing interest in gaming assets & platforms
The fact that EA can attract a $55B deal reinforces that investors believe in the power of the gaming industry. Gameflip sits at the foundation of digital commerce, where the actual buying, selling, and exchanging between gamers happen.

Flexibility and speed matter
Private studios have the ability to make quick changes, and as a marketplace, Gameflip is quick to notice them. Investments in AI and blockchain technologies enable us to stay ahead by introducing cutting-edge features such as fraud prevention and stablecoin payments.

A chance to capture value in the ecosystem
While big publishers make headlines, Gameflip is building the backbone of the digital goods economy, where millions of gamers transact daily. As the gaming industry scales, so does our potential for growth.

As EA pivots, Gameflip is building the foundation for the future of gaming commerce.

If you haven't invested yet, now's your chance to be part of the future of gaming. Join us and see if you qualify to **receive up to a 50% bonus on your investment****.

INVEST NOW

**Source: $55 Billion Deal for Electronic Arts Is Biggest Buyout Ever*
***50% Bonus = 20% Loyalty Bonus + 20% Tier 5 + 10% Venture Club. Check our offering materials for full details.*
This Reg CF offering is made available through StartEngine Primary LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

Level Up Perk Tier 1

Invest $500+ between days 76-90 and receive 20% bonus shares.

13 Days 20 Hours 16 Minutes 48 Seconds

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$500

Tier 1

Invest $500+ and receive 4% bonus shares + $25 Gameflip Credits.

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$1,000

Level Up Perk Tier 2

Invest $1000+ between days 76-90 and receive 30% bonus shares.

13 Days 20 Hours 16 Minutes 48 Seconds

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$1,000

Tier 2

Invest $1,000+ and receive 6% bonus shares + $50 Gameflip Credits.

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$2,500

Tier 3

Invest $2,500+ and receive 8% bonus shares + $125 Gameflip Credits.

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$5,000

Tier 4

Invest $5,000+ and receive 10% bonus shares + $250 Gameflip Credits.

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$10,000

Tier 5

Invest $10,000+ and receive 20% bonus shares + $500 Gameflip Credits.

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JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

EG

Emaan Gharagozly
7 days ago

Can I short the shares? I'm skeptical about the legality of monetizing in-game items through a third party. Gaming companies are likely to either develop their own in-game currency systems or prohibit third-party transactions altogether, as they can't effectively regulate them. Additionally, allowing it would encourage farming and other exploitative behaviors.

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JT Nguyen
Gameflip • 6 days ago

Thank you for your question Emaan. For investor specific inquiries, please email the StartEngine team using the email address below.

contact@startengine.com

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Steven Paige
11 days ago

Hi my full first name is Steven but I go by Sven , I'm financier and investor , I interested in Gameflip however I haven't investing yet, because I do have some questions, do Gameflip have any main competitors ? And if so who is the main competitor and what will set Gameflip apart from them? If I invest and when the campaign closed how often will I and or other investors get updates on the company performance? In the next 3 to 5 years where do you see the company? And in the next 3 to 5 years would like the company to have a IPO or get acquired? And do you or will you have a email in the near future for investor relations?

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JT Nguyen
Gameflip • 9 days ago

Thank you for your interest in Gameflip Sven and below are our responses to your questions.

---Competitors---
Digital Gaming Marketplaces
Examples include G2A, Kinguin, and G2G. These marketplaces generally focus on categories such as game codes, in-game currencies, and game accounts. Their technology platforms are limited because they don't support the fast-growing digital gaming assets category.

General Marketplaces
Examples include Amazon, eBay and Facebook. These marketplaces generally focus on a wide variety of categories such as fashion, mobile devices, automotive, health, home, crafts, games and more. These are established marketplaces for the mainstream audience.

In our opinion, when compared to the competitors:
1. Gameflip has the most comprehensive technology platform that provides the simplest and safest commerce experience specifically for mainstream gamers. Our platform has safely facilitated over $200M in digital goods transactions and is powered by a community of 7 million gamers.
2. We're an experienced team and have successfully launched & sold ventures like Aeria Games, & worked with giants like Marvel & Ubisoft on the development, launch & operations of mobile games.

Please also refer to the competitors section of our Offering Memorandum:
https://www.sec.gov/Archives/edgar/data/1940832/000166516025001383/offeringmemoformc.pdf

---Investor Updates---
We generally share quarterly updates with all investors and we also plan to send more frequent updates through the StartEngine platform

---Next 3 to 5 Years---
In the near term, our goal is to continue to grow the Gameflip marketplace while maintaining profitability. In the longer term, we are open to either an acquisition or IPO but this is dependent upon many factors that we can't predict or forecast at this time.
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Jerry Fields
14 days ago

As someone who has been in the gaming scene since I was but a wee one, this campaign would of course immediately jump out at me, though I question the business model.

Your premise is to allow users to buy/sell in-game items for real-world currency, but in most ToSes such real money trading is prohibited and leads to account closures at best, which harms the buyer and subjects the seller to potential additional liability.

Can you go into more depth on if your marketplace partners with particular titles to enable the sale of particular games' assets and aim to grow such, or is it at-present an unregulated space?

I like your mission and agree with it, so please do not misunderstand my inquiry. I just also am acutely aware that companies are diametrically opposed to what you are trying to do, and thus find an investment into the company extremely high risk.
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JT Nguyen
Gameflip • 13 days ago

Thank you for your thoughtful question Jerry. In short, the legal definition of digital in-game items is in a grey area and we believe appropriate application of blockchain technologies will build a win-win growth scenario for all parties in the gaming ecosystem (gamers, publishers, developers, marketplaces). As an example, we've already built a white label storefront and marketplace solution that allows game publishers to create and enable specific in-game items for trade using fiat currencies.

Here's a quote from the Winston & Strawn article: "NFTs serve as an exciting new development because property rights in videogames have consistently operated in a grey area with inconsistent frameworks to govern ownership and value. The traditional framework of property rights in the United States categorizes property into two major categories: tangible property and intangible property. [6]Tangible property (e.g., real estate or physical goods) typically occupies a physical space and can be manipulated, while intangible property consists of a more ethereal set of rights such as those granted by contract or intellectual property laws. The issue with virtual items is that they do not neatly fit into any of these existing categories."

https://www.winston.com/en/blogs-and-podcasts/the-playbook/how-nfts-will-impact-ownership-of-virtual-items-in-videogames

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JS

Jason Sibert

2 months ago

As others have stated, congratulations on your growth! I'm excited to begin investing after researching the company and finding that it's a solid, well established gaming platform. I do have some lingering questions, though.

After reviewing the platform and its marketplace, there appears to have been occasions where consumers have encountered scams and fraud. For example, there are user reports of fraudulent gift cards (where the scammer redeem the cards themselves after the buyer confirms the transaction). Also, some users have reported issues with sellers listing gift card codes or game keys that have already been redeemed. Finally, there appears to be reports regarding customer service, where it may sometimes be slow or unresponsive.

Regardless of this, I still plan to invest given the overall good things about the platform and it being well established. My question is, are there plans in place to tackle the issues I listed above?

Thank you for your time!

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JT Nguyen

Gameflip • 2 months ago

Thank you for your support Jason, we really appreciate it! To maximize our growth, our strategy is to keep our team lean (~20+ members) while leveraging cutting edge technology to drive innovation & efficiency.

To specifically address your questions regarding fraud/scams and customer service, the short answer is yes. We're integrating multiple forms of AI, including machine learning for fraud and automation of customer service to improve in all aspects.

Please feel free to send any additional questions, thanks, JT!

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GH

Grigore Hreniuc
2 months ago

Congratulations on the progress you made up to date. I use GameFlip app every week. Great deals on gift cards and everything else.
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JT Nguyen
Gameflip • 2 months ago

Thank you for your support Grigore, we really appreciate the support from all of our investors and community members!
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JH

Joseph Hayes
2 months ago

Hello! Congrats on all the success so far! What are your plans for post-raise investor engagement? Do you see investors as a potential growth engine?
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JN

JT Nguyen
Gameflip • 2 months ago

Thank you for your support Joseph! We view our investor base as a cornerstone of both our strategy and growth. The core value can be in the form of investments for growth, partnerships for growth or product ideas/validation for growth. Please feel free to contact me via LinkedIn with further ideas, thanks!
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BT

Brian Tarbell
2 months ago

Can you provide information about your previous rounds of funding? Specifically, what the valuation of each round was compared to this round's $45 million valuation?
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JT Nguyen
Gameflip • 2 months ago

Thank you for your question Brian. In chronological order, the previous valuations for our crowdfunding campaigns on StartEngine are as follows: $34.7M, $36.8M and $41.4M.

We appreciate your interest in Gameflip!
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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

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Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Steve: Last year, gamers spent $126B on things they don't actually own—

72% of the video games industry revenue comes from digital items purchased within free-to-play games that we love, like Fortnite and Roblox, but those items are stuck and they can't be resold.

Matheus: And we're on a mission to change that!

JT: Gameflip was built to unlock the billions of dollars locked inside these digital economies and give ownership back to gamers.

Steve: That's JT, CEO of Gameflip

JT: We are a leading digital gaming marketplace with a simple Amazon-like experience.

Steve/JT: We let gamers safely buy & sell digital gaming items such as cosmetic skins, codes, collectibles, assets and all things digital.

Matheus: We made it so easy that anyone can buy and sell their gaming items with just a few taps.

Matheus: Just like that.

Steve: Goodbye complicated blockchain transactions.

JT: - We're an experienced team that has:

Built and sold our previous startup, Aeria Games, a global games publisher

Partnered with Marvel and Ubisoft to develop top mobile games

Now, with Gameflip, we're already seeing amazing traction with over $140M in sales

Matheus/JT/Steve: And Silicon Valley VCs agree with us. They've invested over $10M (dollars) already.

Steve: We're also very proud of the response and support we continue to see from our large community of gamers.

Matheus: Oh, that's not all of them! We're 6M strong, and counting!

JT: The market is shifting, giving gamers true ownership and the ability to freely trade digital assets.

JT: Gameflip is perfectly positioned to capture this opportunity. We've built the technology, have the experience and the traction.

JT: Now you can invest! Your support will help us become the commerce engine that powers the next major phase of growth for gaming.

And it doesn't stop there, with the Metaverse our platform can power commerce for fashion, music, entertainment and beyond.

Matheus: Let's flip the script and put the power back in gamers' hands.

JT: Invest in Gameflip and together we'll change the future of gaming.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

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- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SIXTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

IJJI, INC.

iJJi, inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), certifies that:

A. The name of the Corporation is iJJi, inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 22, 2014. Its first Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on April 8, 2015. Its second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 10, 2015. Its third Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 26, 2016. Its fourth Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on April 26, 2017. Its Certificate of Amendment of fourth Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 30, 2017. Its fifth Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 22, 2022.

B. This Sixth Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the Corporation's Fourth Amended and Restated Certificate of Incorporation.

C. The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, iJJi, inc. has caused this Sixth Amended and Restated Certificate of Incorporation to be signed by Tuan (JT) Nguyen, a duly authorized officer of the Corporation, on January 24, 2024.

DocuSigned by:
Tuan Nguyen
C3E255D1E16F46B...

Tuan (JT) Nguyen
Chief Executive Officer

EXHIBIT A

ARTICLE I

The name of the Corporation is iJJi, inc. (the "**Corporation**").

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE III

The address of the Corporation's registered office in the State of Delaware is 3500 South DuPont Highway, City of Dover, County of Kent, 19901, and the name of the registered agent of the corporation in the State of Delaware at such address is Incorporating Services, Ltd.

ARTICLE IV

The total number of shares of stock that the corporation shall have authority to issue is 132,164,636, consisting of:

(i) 70,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**"),

(ii) 12,500,000 shares of Non-Voting Common Stock, $0.0001 par value per share ("**Non-Voting Common Stock**"), and

(iii) 49,664,636 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The first series of Preferred Stock shall be designated "**Series PN Preferred Stock**" and shall consist of 6,500,000 shares. The second series of Preferred Stock shall be designated "**Series Seed Preferred Stock**" and shall consist of 15,164,636 shares. The third series of Preferred Stock shall be designated "**Series Seed-1 Preferred Stock**" and shall consist of 28,000,000 shares.

ARTICLE V

The terms and provisions of the Common Stock, Non-Voting Common Stock, and Preferred Stock are as follows:

1. <u>Definitions</u>. For purposes of this ARTICLE V, the following definitions shall apply:

(a) "**Conversion Price**" shall mean initially $0.1538 per share for the Series PN Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein), $0.2308 per share for the Series Seed Preferred Stock (each subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein) and $0.2459 per share for the Series Seed-1 Preferred Stock (each subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(c) "**Distribution**" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock or dividends on Non-Voting Common Stock payable in Non-Voting Common Stock, or the purchase or redemption of shares of the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of the Common and Preferred Stock of the Corporation voting as separate classes.

(d) "**Dividend Rate**" shall mean an annual rate of $0.0046 per share for the Series PN Preferred Stock. $0.0069 per share for the Series Seed Preferred Stock and $0.0074 for the Series Seed-1 Preferred Stock (each subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(e) "**Liquidation Preference**" shall mean $0.1538 per share for the Series PN Preferred Stock, $0.2308 per share for the Series Seed Preferred Stock and $0.2459 per share for the Series Seed-1 Preferred Stock (each subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(f) "**Original Issue Price**" shall mean $0.1538 per share for the Series PN Preferred Stock and $0.2308 per share for the Series Seed Preferred Stock and $0.2459 per share for the Series Seed-1 Preferred Stock (each subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(g) "**Recapitalization**" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

2. Dividends.

(a) Preferred Stock. In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on Common Stock or Non-Voting Common Stock of the Corporation in such calendar year. No Distributions shall be made with respect to the Common Stock or Non-Voting Common Stock until all declared dividends on the Preferred Stock have been paid or set aside for payment to the Preferred Stock holders. Payment of any dividends to the holders of the Preferred Stock shall be on a pro rata, pari passu basis in proportion to the Dividend Rates for each series of Preferred Stock. The right to receive dividends on shares of Preferred Stock shall not be cumulative, and no right to such dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid in any calendar year.

(b) Common Stock and Non-Voting Common Stock. Dividends may be paid on the Common Stock or Non-Voting Common Stock, when, as and if declared by the Board of Directors, subject to the prior dividend rights of the Preferred Stock and to Section 6 below. Dividends on the Common Stock and Non-Voting Common Stock, if any, shall be paid with equal priority.

(c) Non-Cash Distributions. Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

3. Liquidation Rights.

(a) Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock and Non-Voting Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock and (ii) all declared (if any) but unpaid dividends (if any) on such share of Preferred Stock. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

(b) Remaining Assets. After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 3(a) above, the entire remaining assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata to holders of the Common Stock and Non-Voting Common Stock of the Corporation in proportion to the number of shares of Common Stock and/or Non-Voting Common Stock, as applicable, held by them.

(c) Shares not Treated as Both Preferred Stock and Common Stock in any Distribution. For clarity, shares of Preferred Stock shall be entitled to either (i) the liquidation preference set forth in Section 3(a) above or (ii) be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, but not both.

(d) Reorganization. For purposes of this Section 3, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include (each, a "**Liquidation Transaction**"): (a) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), as a result of shares in the Corporation held by such holders prior to such transaction, at least fifty percent (50%) of the total voting power represented by the voting securities of the Corporation or such surviving entity outstanding immediately after such transaction or series of transactions; (b) a sale, lease or other conveyance of all or substantially all of the assets of the Corporation; or (c) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

(e) Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any Liquidation Transaction are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, except that any publicly-traded securities to be distributed to stockholders in a Liquidation Transaction shall be valued as follows:

(i) If the securities are then traded on a national securities exchange or the Nasdaq Stock Market (or a similar national quotation system), then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange or system over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this Section 3(e), "**trading day**" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "**closing prices**" or "**closing bid prices**" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or Nasdaq, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

(f) Allocation of Escrow and Contingent Consideration. In the event of a Liquidation Transaction pursuant to Section 3(d) above, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the applicable merger or other acquisition agreement shall provide that (i) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 3(a) and 3(b) as if the Initial Consideration were the only consideration payable in connection with such Liquidation Transaction, and (ii) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 3(a) and 3(b) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 3(f), consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Liquidation Transaction shall be deemed to be Additional Consideration.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows:

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "Conversion Rate" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 4, the Conversion Rate for such series shall be appropriately increased or decreased.

(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "**Securities Act**"), covering the offer and sale of the Corporation's Common Stock, or (ii) with respect to each series of Preferred

Stock, upon the receipt by the Corporation of a written request for such conversion from the holders of a majority of such series of Preferred Stock then outstanding, or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "**Automatic Conversion Event**").

(c) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, he shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; *provided*, *however*, that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which he shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, Liquidation Transaction or other event, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(d) Adjustments to Conversion Price for Diluting Issues.

(i) Special Definition. For purposes of this paragraph 4(d), "**Additional Shares of Common**" shall mean all shares of Common Stock issued (or, pursuant to paragraph 4(d)(iii), deemed to be issued) by the Corporation after the filing of this Sixth Amended and Restated Certificate of Incorporation, other than issuances or deemed issuances of:

(1) shares of Common Stock upon the conversion of the Series PN Preferred Stock, Series Seed Preferred Stock and/or Series Seed-1 Preferred Stock;

(2) shares of Common Stock and options, warrants or other rights to purchase Common Stock issued or issuable to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock grants, restricted stock purchase agreements, option plans, purchase plans, incentive programs or similar arrangements approved by the Board of Directors;

(3) shares of Common Stock upon the exercise or conversion of Options or Convertible Securities outstanding as of the date of the filing of this Sixth Amended and Restated Certificate of Incorporation;

(4) shares of Common Stock issued or issuable as a dividend or distribution on Preferred Stock or pursuant to any event for which adjustment is made pursuant to paragraph 4(e), 4(f) or 4(g) hereof;

(5) shares of Common Stock issued or issuable in a registered public offering under the Securities Act pursuant to which all outstanding shares of Preferred Stock are automatically converted into Common Stock pursuant to an Automatic Conversion Event;

(6) shares of Common Stock issued or issuable pursuant to the acquisition of another corporation by the Corporation by merger, to the purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided*, that such issuances are approved by the Board of Directors;

(7) shares of Common Stock issued or issuable to banks, equipment lessors, real property lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing, commercial leasing or real property leasing transaction approved by the Board of Directors;

(8) shares of Common Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors;

(9) shares of Common Stock issued or issuable to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors; and

(10) shares of Common Stock or Non-Voting Common Stock issued or issuable in offerings under Regulation Crowdfunding of the Securities Act approved by the Board of Directors.

(ii) No Adjustment of Conversion Price. No adjustment in the Conversion Price of a particular series of Preferred Stock shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to paragraph 4(d)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of, and immediately prior to such issue, for such series of Preferred Stock.

(iii) Deemed Issue of Additional Shares of Common. In the event the Corporation at any time or from time to time after the date of the filing of this Sixth Amended and Restated Certificate of Incorporation shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, *provided* that in any such case in which shares are deemed to be issued:

(1) no further adjustment in the Conversion Price of any series of Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

(2) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 4(d) or pursuant to Recapitalization provisions of such Options or Convertible Securities such as Sections 4(e), 4(f) and 4(g) hereof), the Conversion Price of each series of Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(3) no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(4) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of each series of Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(a) in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

(b) in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such

Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 4(d)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(5) if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this paragraph 4(d)(iii) as of the actual date of their issuance.

(iv) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common. In the event this Corporation shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to paragraph 4(d)(iii)) without consideration or for a consideration per share less than the applicable Conversion Price of a series of Preferred Stock in effect on the date of and immediately prior to such issue, then, the Conversion Price of the affected series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-thousandth of a cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued. Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.001, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.001 or more in the aggregate. For the purposes of this Subsection 4(d)(iv), all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock and the exercise and/or conversion of any other outstanding Convertible Securities and all outstanding Options shall be deemed to be outstanding.

(v) Determination of Consideration. For purposes of this subsection 4(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

(1) Cash and Property. Such consideration shall:

(a) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(b) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors (including at least one Preferred Director); and

(c) in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors (including at least one Preferred Director).

(2) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to paragraph 4(d)(iii) shall be determined by dividing:

(x) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(e) Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) Adjustments for Subdivisions or Combinations of Preferred Stock. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(g) Adjustments for Reclassification, Exchange and Substitution. Subject to Section 3 above ("**Liquidation Rights**"), if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(h) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(i) Waiver of Adjustment of Conversion Price. Notwithstanding anything herein to the contrary, (i) any downward adjustment of the Conversion Price of Series PN Preferred Stock may be waived by the consent or vote of the holders of the majority of the outstanding shares of Series PN Preferred Stock either before or after the issuance causing the adjustment, (ii) any downward adjustment of the Conversion Price of Series Seed Preferred Stock may be waived by the consent or vote of the holders of the majority of the outstanding shares of Series Seed Preferred Stock either before or after the issuance causing the adjustment and (iii) any downward adjustment of the Conversion Price of Series Seed-1 Preferred Stock may be waived by the consent or vote of the holders of a majority of the outstanding shares of Series Seed-1 Preferred Stock either before or after the issuance causing the adjustment.

(j) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5. Voting.

(a) Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b) No Series Voting. Other than as provided herein or required by law, there shall be no series voting.

(c) Preferred Stock. Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

(d) Election of Directors. The Board of Directors shall consist of three (3) members. So long as any shares of Series PN Preferred Stock remain outstanding, the holders of Series PN Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors (the "**Series PN Director**"). So long as any shares of Series Seed Preferred Stock remain outstanding, the holders of Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors (the "**Series Seed Director**" and, together with the Series PN Director, the "**Preferred Directors**"). The holders of Common Stock, voting as a separate class, shall be entitled to elect one (1) member of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors.

(e) Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

(f) Non-Voting Common Stock. Shares of Non-Voting Common Stock shall have no voting power, and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote of the stockholders of the Corporation; provided, however, that for so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the prior vote of the holders of at least a majority of the shares of Non-Voting Common Stock then outstanding (voting separately as a single class), amend or modify any provision of this Certificate of Incorporation if the effect of such action is that Non-Voting Common Stock will no longer have equal priority as Common Stock with respect to dividends or liquidation distributions.

6. Amendments and Changes. As long as any of the Preferred Stock shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of at least a majority of the outstanding shares of the Preferred Stock:

(a) amend, alter or repeal any provision of the Certificate of Incorporation of the Corporation or Bylaws if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Preferred Stock or any series thereof;

(b) change the size of the Corporation's Board of Directors;

(c) effect any Liquidation Transaction;

(d) issue any debt or create any debt securities, unless approved by the Board of Directors;

(e) authorize or create any new class or series of shares having rights, preferences or privileges with respect to dividends, or payments upon liquidation senior to or on a parity with any series of Preferred Stock or having voting rights other than those granted to the Preferred Stock generally;

(f) increase or decrease the number of authorized shares of Preferred Stock or any series thereof;

(g) redeem or repurchase any shares of Preferred Stock or Common Stock (excluding shares repurchased at cost upon termination of an employee or consultant pursuant to a restricted share purchase agreement) or Non-Voting Common Stock;

(h) take any action that results in the payment or declaration of a dividend or other distribution on any shares of Common Stock, Non-Voting Common Stock, or Preferred Stock; or

(i) amend this Section 6.

7. Notices. Any notice required by the provisions of this ARTICLE V to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

ARTICLE VI

The Corporation is to have perpetual existence.

ARTICLE VII

Elections of directors need not be by written ballot unless a stockholder demands election by written ballot at the meeting and before voting begins or unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Unless otherwise subsequently resolved by unanimous vote of the Board of Directors and approved by holders of Preferred Stock per ARTICLE V Section 6 above, the number of directors which constitute the Board of Directors of the Corporation shall be three.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE X

1. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director.

2. The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor to the Corporation.

3. Neither any amendment nor repeal of this ARTICLE X, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this ARTICLE X, shall eliminate or reduce the effect of this ARTICLE X, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE XI

The Corporation renounces any interest or expectancy of this corporation in, or in being offered an opportunity to participate in, an Excluded Opportunity and waives any claim that the Excluded Opportunity constitutes a corporate opportunity that should have been presented by the Covered Person to this corporation. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of this corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE XII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

Week Pre-Launch

EMAIL: Thank Investors (CF1-CF3) + Share News + Tease Launch - JT's personal message

Publish date: TDB

Target: SE Investors

Header: **Gameflip Hits All-Time Highs – Here's What's Next**

Preview Text: Q2 Investor Update: growth, profitability & big plans for Q3.

Image:


Q2 INVESTOR UPDATE
Growth, Profitability & Big Plans for Q3
Gameflip

Body:

Dear [Investor's Name],

It is a pleasure to be able to share with you some wonderful news.

Gameflip is experiencing remarkable momentum as we continue to scale and break new company records. I would like to express my gratitude for your ongoing support, which has enabled us to make significant progress. Our platform is growing faster than ever, and we remain committed to laying a strong foundation for the future.

The first half of this year has been nothing short of extraordinary:

- 3.7 million gamers used our platform in the first six months of 2025 alone.
- In June, we achieved an all-time high with 820k monthly active users, $3.5M in GMV, and $520k in revenue.
- We've reached $16.3M in GMV and $2.3M in revenue so far this year.

- Gameflip is profitable, a reflection of our effective growth strategy.

Instead of resting on these amazing achievements, we continue to invest our time and energy in initiatives to sustain and accelerate our momentum. In recent months, we have made significant improvements to our platform. We have introduced new features designed to enhance personalization, integrated AI technology to improve listing discoverability, launched new categories of items and services, and broadened our partnerships with payment processors.

I'm also very happy to share with you that we intend to launch our fourth equity crowdfunding campaign on StartEngine in Q3. I hereby invite you to join us once again in this mission to enhance the experience of gamers from all over the world and strengthen the gaming industry. We have already achieved so much thanks to our work together. Your contribution has been immense, and it would be great to have you on board.

Thanks again for your continued support. These new Gameflip all-time highs wouldn't have been possible without you.

Keep an eye out for more details about our upcoming campaign.

Best regards,

JT

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED, AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

UPDATE 1: **Q2 Update + Teaser for CF4 [Previous SE Page]**

Publish date: TBD

Header: The Momentum You Made Possible

Preview Text: Q2 Update: Gameflip Hits All-Time Highs – Here's What's Next!

Image:


GAMEFLIP HITS
ALL-TIME
HIGHS!
Gameflip

Body:

We're proud to be back with incredible news and Q2 highlights — Gameflip's momentum is at an all-time high, with the first half of 2025 breaking personal records and setting the stage for our best year yet.

✨ Q2 Highlights:

- **Gameflip welcomed 3.7M users** in H1 2025;
- June records: **820k monthly actives, $3.5M GMV, and $520k revenue**;
- **$16.3M GMV & $2.3M revenue** in H1 2025;
- **Gameflip is profitable!**

🆕 We also made significant improvements to our platform:

- **Product personalization**, such as the launch of the Featured Listings Program and improved listing suggestions;
- Investment in **Google Shopping Ads**;
- **AI Integration**, such as the implementation of Image-to-Text recognition;
- New items and services categories;
- Improvements to our internal processes and system.

⏭️ **So what's next?**

Get ready for our 4th crowdfunding campaign on StartEngine in Q3! We've been so lucky to have you on board with us, and we can't wait to have you back. These new Gameflip all-time highs wouldn't have been possible without you.

We intend to launch a new crowdfunding campaign soon, so keep an eye out for following updates and game on! 💪

DISCLAIMER: PLEASE NOTE THAT PAST PERFORMANCE IS NOT A PREDICTOR OF FUTURE RESULTS. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED, AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

UPDATE 2: **Strong interest in Gameflip + Confirmation of Loyalty Bonus - Up to 60% Bonus Shares (Loyalty + Early Bird Tier 2/Or Amount Tier 5 + Venture Club) [Previous SE Page]**

Publish date: TBD

Header: 2025 has been a great year for Gameflip

Preview text: That's not all! Our 4th crowdfunding campaign starts soon, and we want you by our side!

Image:



$16.3M IN GMV
$2.3M IN REVENUE
in H1 2025
Gameflip

Body:

We've reached $16.3M in GMV and $2.3M in revenue in the first half of 2025 alone! And this wouldn't be possible without your amazing support!

You've been there for us every step of the way, helping Gameflip grow, bring new users on board, boost our numbers and make our mark on the gaming industry. So it's only fair that you hear first-hand about **the launch of our new StartEngine campaign**.

Loyal supporters **get up to a 60% bonus** (20% Loyalty Bonus + 30% Early Bird Tier 2 + 10% Venture Club) by investing in the first two weeks of the next round.

We can't wait to start this new journey, and we'll consider ourselves very lucky to have you join us!

Let's surpass new milestones together! Stay tuned for the launch date!

PlayNext

JT Nguyen <jt.nguyen@playnext.com>

Gameflip Hits All-Time Highs – Here's What's Next

1 message

JT Nguyen <jt.nguyen@gameflip.com> Mon, Aug 18, 2025 at 12:02 PM
Reply-To: JT Nguyen <jt.nguyen@gameflip.com>
To: jt.nguyen@gameflip.com

Gameflip + start engine


Q2 INVESTOR UPDATE
Growth, Profitability &
Big Plans for Q3
Gameflip

Dear JT,

It is a pleasure to be able to share with you some wonderful news.

Gameflip is experiencing remarkable momentum as we continue to scale and break new company records. I would like to express my gratitude for your ongoing support, which has enabled us to make significant progress. Our platform is growing faster than ever, and we remain committed to laying a strong foundation for the future.

The first half of this year has been nothing short of extraordinary:

- 3.7 million gamers used our platform in the first six months of 2025 alone.
- In June, we achieved an all-time high with 820k monthly active users, $3.5M in GMV, and $520k in revenue.
- We've reached $16.3M in GMV and $2.3M in revenue so far this year.
- Gameflip is profitable, a reflection of our effective growth strategy.

Instead of resting on these amazing achievements, we continue to invest our time and energy in initiatives to sustain and accelerate our momentum. In recent months, we have made significant improvements to our platform.

We have introduced new features designed to enhance personalization, integrated AI technology to improve listing discoverability, launched new categories of items and services, and broadened our partnerships with payment processors.

I'm also very happy to share with you that we intend to launch our fourth equity crowdfunding campaign on StartEngine in Q3. I hereby invite you to join us once again in this mission to enhance the experience of gamers from all over the world and strengthen the gaming industry.

We have already achieved so much thanks to our work together. Your contribution has been immense, and it would be great to have you on board.

Thanks again for your continued support. These new Gameflip all-time highs wouldn't have been possible without you.

Keep an eye out for more details about our upcoming campaign.

Best regards,
JT

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED, AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.